

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

Via E-mail
Andre Pires de Oliveira Dias
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

> **Re: Gerdau S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed March 24, 2014**
> **File No. 1-14878**

Dear Mr. Pires de Oliveira Dias:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

History, page 17

1. We note you reference coal reserves located in Columbia on pages 17 and 35. Elsewhere in your filing you imply your reserves may not be compliant with Industry Guide 7. You also estimate your Columbian coal resources at 20 million tons on pages 35 and 42. The provisions in Industry Guide 7 preclude the use of any terms other than proven and/or probable reserves for disclosure in SEC documents. In future filings, remove all resource disclosure, including estimated quantities, and all disclosure of noncompliant reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief